United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

September 24, 2025

VIA EDGAR and E-MAIL

Re:	United Hydrogen Global Inc. and United Hydrogen Group Inc.

Registration Statement on Form F-4 (File No. 333-284430)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), United Hydrogen Global Inc. and United Hydrogen Group Inc. (the “Registrants”) hereby request acceleration of the effective date of the Registration Statement on Form F-4 (File No. 333-284430), as amended (the “Registration Statement”). The Registrants respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 26, 2025, or as soon as practicable thereafter. In making this acceleration request, the Registrants acknowledge that they are aware of their responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, MagStone Law, LLP, by calling Meng (Mandy) Lai at (650)513-2555 (Ext. 103).

Very truly yours,

United Hydrogen Global Inc.

By:	/s/ Xia Ma
Name:	Xia Ma
Title:	Chief Executive Officer

United Hydrogen Group Inc.

By:	/s/ Xia Ma
Name:	Xia Ma
Title:	Director

cc:	Meng (Mandy) Lai, MagStone Law, LLP